Mail Stop 4561

August 21, 2008

Larry D. Ingwersen
President and Chief Executive Officer
Digitiliti, Inc.
266 East 7th Street, 4th Floor
St. Paul, MN 55101

> **Re:** **Digitiliti, Inc.**
> **Amd. No. 3 to Registration Statement on Form 10**
> **Filed: August 13, 2008**
> **File No. 000-53235**

Dear Mr. Ingwersen:

We have completed our review of your revised filing and have no further comments at this time.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (801) 355-7126
        Leonard W. Burningham, Esq.
        Telephone (801) 363-7411